As Filed with the Securities and Exchange Commission on July 1, 2005.

REGISTRATION NO. 333-125933

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________________________________

AMENDMENT NO. 1 TO
FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FUELCELL ENERGY, INC.
(Exact Name of Registrant as Specified in Its Charter)
Delaware
(State or Other Jurisdiction of Incorporation or Organization)
06-0853042
(I.R.S. Employer Identification Number)
3 Great Pasture Road Danbury, Connecticut 06813 (203) 825-6000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Jerry D. Leitman President FuelCell Energy, Inc. 3 Great Pasture Road Danbury, Connecticut 06813 (203) 825-6000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of All Communications to:

Richard A. Krantz, Esq.
Robinson & Cole LLP
Financial Centre
695 East Main Street
Stamford, Connecticut  06904
(203) 462-7500

Approximate Date of Commencement of Proposed Sale to the Public: From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. [x].

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
5% Series B Cumulative Convertible Perpetual Preferred Stock	68,645		$1,000(1)		$68,645,000(1)		$8,079.52(4)
Common Stock	(2) 5,842,117	$	-----(3)	$	-----(3)	$	-----(3)

(1) The Registrant is hereby registering shares of convertible preferred securities and the publicly traded common stock which may be issued upon conversion thereof at the same time. The proposed offering price for the convertible security offered hereby is $1,000 per share, which is based upon the price offered to the initial purchasers of such convertible securities.

(2) Represents the number of shares of the Registrant’s common stock that are issuable upon conversion of the 5% Series B Cumulative Convertible Perpetual Preferred Stock (“Series B preferred stock”) (i) in a primary offering of such shares to potential transferees of the Series B preferred stock and (ii) in a resale offering of these common shares by the current selling security holders. For purposes of estimating the number of shares of common stock to be included under this registration statement, the Registrant calculated the number of shares issuable upon conversion of the Series B preferred stock based on a conversion rate of 85.1064 shares of common stock for each share of Series B preferred stock. Cash will be paid in lieu of fractional shares resulting from the conversion of the shares of the Series B preferred stock. In addition to the shares set forth in the table, pursuant to Rule 416 under the Securities Act of 1933, as amended, the amount to be registered includes an indeterminate number of shares of common stock issuable upon conversion of the Series B preferred stock, as this amount may be adjusted as a result of among others, stock splits, stock dividends and antidilution provisions.

(3) No additional consideration will be received for the shares of common stock issuable upon conversion of the Series B preferred stock and, therefore, no registration fee is required pursuant to Rule 457(i) under the Securities Act of 1933, as amended.

(4) Of this amount, $5,725.52 was previously paid and $2,354.00 is paid herewith.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED JULY 1, 2005

PROSPECTUS
[LOGO]

68,645 Shares of 5% Series B Cumulative Convertible
Perpetual Preferred Stock
and
5,842,117 Shares of Common Stock, Subject to Adjustment,
Issuable Upon Conversion of
5% Series B Cumulative Convertible Perpetual Preferred Stock

This prospectus relates to the resale of 68,645 shares of our 5% Series B Cumulative Convertible Perpetual Preferred Stock (“Series B preferred stock”) held of record by certain of our shareholders and 5,842,117 shares of our common stock, subject to adjustment, issuable upon conversion of such shares of our Series B preferred stock. These shareholders are referred to as the “selling shareholders” in this prospectus. The shares may be offered and sold from time to time by selling shareholders, and any pledgees, donees, transferees or other successors-in-interest of the shares, through public or private transactions at fixed prices, at prevailing market prices at time of sale, at varying prices determined at time of sale or at negotiated prices. Information regarding the identities of the selling shareholders, the manner in which they acquired or will acquire their shares and the manner in which the shares are being offered and sold is provided in the “Selling Shareholders” and “Plan of Distribution” sections of this prospectus.

We will not receive any of the proceeds from the sale of the shares. We have agreed to bear all of the expenses in connection with the registration and sale of the shares, except for sales commissions.

Our common stock is quoted on the Nasdaq National Market under the symbol “FCEL”. The last reported sale price of our common stock on the Nasdaq National Market on June 13, 2005 was $8.63 per share. No public market currently exists for shares of our Series B preferred stock. We expect that shares of our Series B preferred stock will be eligible for trading in the Portal Market, the National Association of Securities Dealers’ screen-based automated market for trading of securities eligible for resale under Rule 144A.

For a detailed description of the terms and conditions of the Series B preferred stock, see “Description of Capital Stock - Series B Preferred Stock.”

Our principal executive offices are located at 3 Great Pasture Road, Danbury, Connecticut 06813, and our telephone number is (203) 825-6000.

Investing in our Series B preferred stock and common stock involves risks. See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July [__], 2005.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.
________________

i

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Words such as “expects,”“anticipates,”“approximates,”“believes,”“estimates,”“intends” and “hopes” and variations of such words and similar expressions are intended to identify such forward-looking statements.  We intend such forward-looking statements, all of which are qualified by this statement, to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this statement for purposes of complying with these safe harbor provisions.  We have based these statements on our current expectations and projections about future events.  These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these statements.  These risks and uncertainties include those set forth under “Risk Factors.”  The forward-looking statements contained in this prospectus include, among others, statements about:

•	the development and commercialization schedule for our fuel cell technology and products;

•	future funding under government research and development contracts;

•	the expected cost competitiveness of our fuel cell technology and products;

•	our intellectual property;

•	the timing and availability of our products;

•	the electric power supply industry and the distributed generation market;

•	our business strategy; and

•	general economic conditions in the electric power supply industry and our target markets.

Except for our ongoing obligations to disclose material information under the federal securities laws, we are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a continuous offering process. Under this continuous offering process, the selling shareholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that may be offered by the selling shareholders. Each time a selling shareholder sells securities, the selling shareholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing more specific information about the selling shareholder and the terms of the securities being offered. That prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. This prospectus, together with any applicable prospectus supplements, includes all material information relating to this offering. You should carefully read both this prospectus and any prospectus supplement together with the additional information described in the section entitled “Where You Can Find More Information.”

ii

SUMMARY

This summary highlights information contained elsewhere in this prospectus and in the documents incorporated by reference herein and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our business information, financial statements and the related notes, incorporated by reference in this prospectus, as well as the information set forth in any prospectus supplement. You should carefully consider, among other things, the matters discussed in the section entitled “Risk Factors.”

FuelCell Energy, Inc.

We are a leader in the development and manufacture of fuel cell power plants for clean, efficient and reliable electric power generation. We have been developing fuel cell technology since our founding in 1969. We are currently commercializing our core carbonate fuel cell products and continuing to develop our next generation of fuel cell products.

Our executive offices are located at 3 Great Pasture Road, Danbury, Connecticut 06813.  Our telephone number is (203) 825-6000. We maintain a web site at the following Internet address: www.fuelcellenergy.com. The information on our web site is not part of this prospectus.

Unless the context otherwise requires, references in this prospectus to “FuelCell,”“we,”“us” and “our” refer to FuelCell Energy, Inc. Direct FuelCell® and DFC® are registered trademarks of FuelCell Energy, Inc.

As used in this prospectus, all degrees refer to Fahrenheit (oF), and kilowatt and megawatt numbers designate nominal or rated capacity of the referenced power plant. As used in this prospectus, “kilowatt” (kW) means 1,000 watts; “megawatt” (MW) means 1,000,000 watts; and “kilowatt hour” (kWh) is equal to 1 kW of power supplied to or taken from an electric circuit steadily for one hour. All dollar amounts are in U.S. dollars unless otherwise noted.

Direct FuelCell (DFC) Power Plants

Increasing demand for reliable power worldwide, supplemented by air pollution concerns caused by older, combustion power generation, and unreliable electrical grid delivery systems present significant market opportunities for our core distributed generation products. Our proprietary carbonate DFC power plants electrochemically produce electricity directly from readily available hydrocarbon fuels, such as natural gas and wastewater treatment gas.  We believe our products offer significant advantages compared to other power generation technologies, including:

•	High fuel efficiency;
•	Ultra-clean emissions;
•	Improved reliability;
•	Quiet operation;
•	Flexible siting and permitting requirements;
•	Scalability;
•	Ability to provide electricity and heat for cogeneration applications, such as district heating, process steam, hot water and absorption chilling for air conditioning;
•	Potentially lower operating, maintenance and generation costs than alternative distributed power generation technologies; and
•
Because our DFC power plants produce hydrogen from readily available fuels such as natural gas and wastewater treatment gas, they can be used to cost-effectively cogenerate hydrogen as well as electricity and heat.

Our current products, the DFC300MATM, DFC1500 and DFC3000, are rated in capacity at 250 kW, 1 MW and 2 MW, respectively, and are scalable for distributed applications up to 10 MW or larger.  Our products are designed to meet the base load power requirements of a wide range of commercial and industrial customers including wastewater treatment plants (municipal, such as sewage treatment facilities, and industrial, such as breweries and food processors), data centers, manufacturing facilities, office buildings, hospitals, universities, prisons, mail processing facilities and hotels, as well as in grid support applications for utility customers.

Through May 2005, more than 70 million kWh of electricity have been generated by fuel cell power plants worldwide incorporating our DFC technology. This is more than double the 35 million kWh reported a year ago. Approximately 7 percent was generated from our first MW DFC1500 power plant for King County. This increase in operating hours at customer sites has provided additional experience for improvement of the performance and availability of DFC power plants. From January 2003 through April 2005, the fleet availability for our DFC power plants was 89 percent.

Recent Developments

We closed a $100 million private offering of shares of our 5% Series B cumulative convertible perpetual preferred stock on November 17, 2004, with net proceeds to us of approximately $93.5 million. On January 14, 2005, we closed on the sale of an over-allotment of this same offering providing an additional $5.5 million of net proceeds. Total net proceeds to us from the sale of these securities was approximately $99.0 million and is intended to be used for product development, product commercialization and general corporate purposes.

On November 1, 2004, we closed on our agreement to combine the Canadian solid oxide fuel cell (SOFC) operations into Versa Power Systems (Versa) in exchange for Versa stock. Under the terms of the agreement, all SOFC intellectual property and the majority of the fixed assets of Fuel Cell Energy, Ltd., our Canadian subsidiary, was combined with Versa in exchange for 5,714 shares. We now own 7,714 shares or 42 percent of the common shares of Versa. No cash was exchanged in this transaction and employees of FuelCell Energy, Ltd. became Versa employees.

The Offering

Securities offered:

5% Series B Cumulative Convertible Perpetual Preferred Stock	68,645 shares.

Common stock	5,842,117 shares.

Securities outstanding after this offering:

5% Series B Cumulative Convertible Perpetual Preferred Stock	37,230 shares.(1)

Common stock	54,128,583 shares.(2)

Risk factors	Investment in our securities involves a high degree of risk. You should carefully consider the risk factors described under the section entitled “Risk Factors”, as well as any other information in this prospectus and any prospectus supplement before purchasing any of our securities. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities.

Use of proceeds	The proceeds from the sale of the shares of our Series B preferred stock and common stock being offered by the selling shareholders pursuant to this prospectus, net of any broker’s fee or commissions, will belong to the selling shareholders. We will not receive any of the proceeds from the sale of these shares. See section entitled “Use of Proceeds”.

Plan of Distribution	The shares may be offered and sold from time to time by selling shareholders, and any pledgees, donees, transferees or other successors-in-interest of the shares, through public or private transactions at fixed prices, at prevailing market prices at time of sale, at varying prices determined at time of sale or at negotiated prices. See section entitled “Plan of Distribution”.

Nasdaq National Market symbol	FCEL.

(1)  The above outstanding share information is based upon shares of our Series B preferred outstanding as of June 13, 2005, and such number assumes that 68,645 shares of Series B preferred stock have been converted into 5,842,117 shares of our common stock.

(2)  The above outstanding share information is based upon shares of our common stock outstanding as of June 13, 2005 and assumes that 68,645 shares of Series B preferred stock have been converted into 5,842,117 shares of our common stock. The above outstanding share information excludes approximately 3,168,511 shares of our common stock issuable upon conversion of 37,230 shares of our Series B preferred stock (see “Description of Capital Stock - Series B Preferred Stock”); 225,286 shares of our common stock issuable upon conversion of the Series 1 preferred shares issued by FuelCell Energy, Ltd., our wholly-owned Canadian subsidiary (formerly known as FCE Canada, Inc.) (see “Description of Capital Stock - Series 1 Preferred Shares”); 1,300,000 shares of our common stock issuable upon exercise of warrants outstanding at June 13, 2005 at a weighted average exercise price of $17.27 per share; 5,837,661 shares of our common stock issuable upon exercise of options outstanding at June 13, 2005 at a weighted average exercise price of $10.20 per share under our stock option plans; 672,566 shares of our common stock available for future issuance under our stock option plans; and 396,171 shares of our common stock available for future issuance under our employee stock purchase plan.

RISK FACTORS

Investing in our securities involves risks. Before investing in our securities, you should carefully consider the following risk factors as well as the other information included and incorporated by reference in this prospectus. If any of the following risks actually occur, our business, financial condition, or results of operations and could be materially and adversely affected. In such cases, the trading price of our securities could decline, and you may lose all or part of your investment.

We have recently incurred losses and anticipate continued losses and negative cash flow.

We have been transitioning from a U.S. government contract research and development company to a commercial products developer and manufacturer. As such, we have not achieved profitability since our fiscal year ended October 31, 1997 and expect to continue to incur net losses and generate negative cash flow until we can produce sufficient revenues to cover our costs.

We incurred net losses of $86.4 million and $33.3 million for the fiscal year ended October 31, 2004 and the six months ended April 30, 2005, respectively. We anticipate that we will continue to incur losses and generate negative cash flow until we can cost-effectively produce and sell our Direct FuelCell products, which we do not expect to occur for several years. We may never become profitable. Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future. For the reasons discussed in more detail below, there are substantial uncertainties associated with our achieving and sustaining profitability.

Our cost reduction strategy may not succeed or may be significantly delayed, which may result in our inability to offer our products at competitive prices and may adversely affect our sales.

Our cost reduction strategy is based on the assumption that a significant increase in production will result in economies of scale. In addition, certain aspects of our cost reduction strategy rely on advancements in our manufacturing process, engineering design and technology (including projected power output) that, to a large degree, are currently not ascertainable. Our failure to achieve a lower Direct FuelCell product cost structure through economies of scale, improvements in the manufacturing process and engineering design and technology maturation would have a material adverse effect on our commercialization plans and, therefore, our business, prospects, results of operations and financial condition.

The production costs of our initial commercial products are higher than their sales prices. We recognize that successfully implementing our strategy and obtaining a significant share of the distributed generation market requires that we offer our Direct FuelCell products at competitive prices, which can only be accomplished when production costs are cut substantially from current levels. If we are unable to produce Direct FuelCell products at competitive prices relative to alternative technologies and products, our target market customers will be unlikely to buy our fuel cell products.

Our products will compete with products using other energy sources, and if the prices of the alternative sources are lower than energy sources used by our products, sales of our products will be adversely affected.

Our Direct FuelCell has been operated using a variety of hydrocarbon fuels, including natural gas, methanol, diesel, biogas, coal gas, coal mine methane and propane. If these fuels are not readily available or if their prices increase such that electricity produced by our products costs more than electricity provided by other generation sources, our products would be less economically attractive to potential customers. In addition, we have no control over the prices of several types of competitive energy sources such as oil, gas or coal. Significant decreases in the price of these fuels could also have a material adverse effect on our business because other generation sources could be more economically attractive to consumers than our products.

Commercialization of our products depends on conducting successful field trials, and any delay, performance failure or perceived problem with our field trials could have a material adverse effect on our business, prospects, results of operations and financial condition.

One key aspect of our strategy is to leverage the success of our demonstration, field trial and field follow projects into long-term distributor-type relationships that will result in these distributors marketing our Direct FuelCell products directly to energy customers. For example, we are operating fourteen Direct FuelCell units in the United States and five Direct FuelCell units in Japan and MTU CFC Solutions GmbH is currently field-testing eight 250 kW power plants in Germany and Spain that incorporate the Direct FuelCell as their fuel cell components. We believe that our Direct FuelCell commercialization program depends upon our conducting additional commercial field trials and demonstration projects of our power plants and completing substantial additional research and development.

Our demonstration, field trial and field follow projects may encounter problems and/or delays for a number of reasons, including the failure of our technology, the failure of the technology of others (including our balance of plant suppliers), the failure to combine these technologies properly (including control system coordination) and the failure to maintain and service the test prototypes properly. Many of these potential problems and delays are beyond our control. A failure by us to conduct field trials and demonstration projects of our megawatt class products or a failure to site the scheduled sub-megawatt power plants and complete these commercial field trials and research and development as currently planned could delay the timetable by which we believe we can begin to commercially sell our Direct FuelCell products. The failure of planned commercial field trials to perform as well as we anticipate could also have a material adverse effect on our commercialization plans, including the ability to enter into long-term distributor-type relationships for our Direct FuelCell products. Any delay, performance failure or perceived problem with our field trials could hurt our reputation in the distributed generation market and, therefore, could have a material adverse effect on our business, prospects, results of operations and financial condition.

We currently face and will continue to face significant competition.

Our Direct FuelCell currently faces, and will continue to face, significant competition. We compete on the basis of our products’ reliability, fuel efficiency, environmental considerations and cost. Technological advances in alternative energy products or improvements in the electric grid or other fuel cell technologies may negatively affect the development or sale of some or all of our products or make our products non-competitive or obsolete prior to commercialization or afterwards. Other companies, some of which have substantially greater resources than ours, are currently engaged in the development of products and technologies that are similar to, or may be competitive with, our products and technologies.

Many companies in the United States are involved in fuel cell development, although we believe we are the only domestic company engaged in significant manufacturing and commercialization of carbonate fuel cells in the sub-megawatt and megawatt classes. Emerging fuel cell technologies (and companies developing them) include proton exchange membrane fuel cells (Ballard Power Systems, Inc.; United Technologies Corp. or UTC Fuel Cells; and Plug Power), phosphoric acid fuel cells (UTC Fuel Cells) and solid oxide fuel cells (Siemens Westinghouse Electric Company, Sulzer Hexis, McDermott, GE/ Honeywell, Delphi and Accumentrics). Each of these competitors has the potential to capture market share in our target markets.

There are other potential carbonate fuel cell competitors internationally. In Asia, Ishikawajima Harima Heavy Industries is active in developing carbonate fuel cells. In Europe, a company in Italy, Ansaldo Fuel Cells, is actively engaged in carbonate fuel cell development and is a potential competitor. Our licensees in Germany, MTU CFC Solutions GmbH, and its partners have been the most active in Europe.

Other than fuel cell developers, we must also compete with such companies as Caterpillar, Cummins, and Detroit Diesel, which manufacture more mature combustion-based equipment, including various engines and turbines, and have well-established manufacturing, distribution, and operating and cost features. Significant competition may also come from gas turbine companies like General Electric, Ingersoll Rand, Solar Turbines and Kawasaki, which have recently made progress in improving fuel efficiency and reducing pollution in large-size combined cycle natural gas fueled generators. These companies have also made efforts to extend these advantages to smaller sizes.

We may not meet our product development and commercialization milestones, which may have a material adverse effect on our operations and stock price.

We have established product development and commercialization milestones that we use to assess our progress toward developing commercially viable Direct FuelCell products. These milestones relate to technology and design improvements as well as to dates for achieving development goals. To gauge our progress, we operate, test and evaluate our Direct FuelCell products under actual conditions. If our systems exhibit technical defects or are unable to meet cost or performance goals, including power output, useful life and reliability, our commercialization schedule could be delayed and potential purchasers of our initial commercial Direct FuelCell products may decline to purchase them or choose to purchase alternative technologies. We cannot be sure that we will successfully achieve our milestones in the future or that any failure to achieve these milestones will not result in potential competitors gaining advantages in our target market. Failure to meet publicly announced milestones might have a material adverse effect on our operations and our stock price.

We have limited experience manufacturing our Direct FuelCell products on a commercial basis, which may adversely affect our planned increases in production capacity and our ability to satisfy customer requirements.

To date, we have focused primarily on research and development and conducting demonstrations and field trials. We have limited experience manufacturing our Direct FuelCell products on a commercial basis. We have installed equipment that will allow us to produce 50 MW of Direct FuelCell products per year. We expect that we will then increase our manufacturing capacity based on market demand. We believe that we can expand our manufacturing capacity to between 125 and 150 MW of Direct FuelCell products at our current facility. We cannot be sure that we will be able to achieve our planned increases in production capacity. Also, as we scale up our production capacity, we cannot be sure that unplanned failures or other technical problems relating to the manufacturing process will not occur.

Even if we are successful in achieving our planned increases in production capacity, we cannot be sure that we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers. Given our dependence on government research and development contracts and the necessity of providing government entities with substantial amounts of information, our sales process has historically been long and time-consuming. We will need to continue to shorten the time from initial contact to final product delivery if we hope to expand production, reach a wider customer base and forecast revenues with any degree of certainty. Additionally, we cannot be sure that we will be able to develop efficient, low-cost manufacturing capabilities and processes (including automation) that will enable us to meet our cost goals and profitability projections. Our failure to shorten the sales cycle for our Direct FuelCell products or to develop these advanced manufacturing capabilities and processes, or meet our cost goals, could have a material adverse effect on our business, prospects, results of operations and financial condition.

Unanticipated increases or decreases in business growth may result in adverse financial consequences for us.

If our business grows more quickly than we anticipate, our existing and planned manufacturing facilities may become inadequate and we may need to seek out new or additional space, at considerable cost to us. If our business does not grow as quickly as we expect, our existing and planned manufacturing facilities would, in part, represent excess capacity for which we may not recover the cost; in that circumstance, our revenues may be inadequate to support our committed costs and our planned growth and our gross margins and business strategy would be adversely affected.

Our commercialization plans are dependent on market acceptance of our Direct FuelCell products.

Our commercialization plans are dependent upon market acceptance of, as well as enhancements to, those products. Fuel cell systems represent an emerging market, and we cannot be sure that potential customers will accept fuel cells as a replacement for traditional power sources. As is typical in a rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. Since the distributed generation market is new and evolving, it is difficult to predict with certainty the size of the market and its growth rate. The development of a market for our Direct FuelCell products may be affected by many factors that are out of our control, including:

• the cost competitiveness of our fuel cell products;

• the future costs of natural gas and other fuels used by our fuel cell products;

• consumer reluctance to try a new product;

• consumer perceptions of the safety of our fuel cell products;

• the pace of utility deregulation nationwide, which could affect the market for distributed generation;

• local permitting and environmental requirements; and

• the emergence of newer, more competitive technologies and products.

If a sufficient market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of Direct FuelCell products and may never achieve profitability.

As we continue to commercialize our Direct FuelCell products, we will continue to develop warranties, production guarantees and other terms and conditions relating to our products that will be acceptable to the marketplace, and continue to develop a service organization that will aid in servicing our products and obtain self-regulatory certifications, if available, with respect to our products. Failure to achieve any of these objectives may also slow the development of a sufficient market for our products and, therefore, have a material adverse effect on our results of operations.

Our government research and development contracts are subject to the risk of termination by the contracting party and we may not realize the full amounts allocated under the contracts due to the lack of Congressional appropriations.

Our fuel cell revenues have been principally derived from a long-term cooperative agreement and other contracts with the U.S. Department of Energy (“DOE”), the U.S. Department of Defense, the U.S. Navy and the National Aeronautics and Space Administration. These agreements are important to the continued development and commercialization of our technology and our products.

Generally, our U.S. government research and development contracts, including the DOE (Product Design Improvement) cooperative agreement, are subject to the risk of termination at the convenience of the contracting agency. Furthermore, these contracts, irrespective of the amounts allocated by the contracting agency, are subject to annual congressional appropriations and the results of government or agency sponsored audits of our cost reduction efforts and our cost projections. We can only receive funds under these contracts ultimately made available to us annually by Congress as a result of the appropriations process. Accordingly, we cannot be sure whether we will receive the full amount allocated by the DOE under our DOE cooperative agreements or the full amounts awarded under our other government research and development contracts. Failure to receive the full amounts under any of our government research and development contracts could materially and adversely affect our commercialization plans and, therefore, our business, prospects, results of operations and financial condition.

The United States government has certain rights relating to our intellectual property, including restricting or taking title to certain patents.

Many of our United States patents relating to our carbonate fuel cell technology are the result of government-funded research and development programs, including the DOE cooperative agreement. Four of our patents that were the result of DOE-funded research prior to January 1988 (the date that we qualified as a “small business”) are owned by the United States government and have been licensed to us. This license is revocable only in the limited circumstances where it has been demonstrated that we are not making an effort to commercialize the invention. We own all patents resulting from research funded by our DOE contracts awarded after January 1988 to date, based on our “small business” status when each contract was awarded. Under current regulations, patents resulting from research funded by government agencies other than the DOE are owned by us, whether or not we are a “small business.”

Fourteen United States patents that we own have resulted from government-funded research and are subject to the risk of exercise of “march-in” rights by the government. March-in rights refer to the right of the United States government or a government agency to exercise its non-exclusive, royalty-free, irrevocable worldwide license to any technology developed under contracts funded by the government if the contractor fails to continue to develop the technology. These “march-in” rights permit the United States government to take title to these patents and license the patented technology to third parties if the contractor fails to utilize the patents. In addition, our DOE-funded research and development agreements also require us to agree that we will not provide to a foreign entity any fuel cell technology subject to that agreement unless the fuel cell technology will be substantially manufactured in the U.S. Accordingly, we could lose some or all of the value of these patents.

A failure to qualify as a “small business” could adversely affect our rights to own future patents under DOE-funded contracts.

Qualifying as a “small business” under DOE contracts allows us to own the patents that we develop under DOE contracts. A “small business” under applicable government regulations generally consists of no more than 500 employees. If we continue to grow, we will no longer qualify as a “small business” and no longer own future patents we develop under contracts, grants or cooperative agreements funded by the DOE based on such certification, unless we obtain a patent waiver from the DOE. As a result of our acquisition of Global, the number of our employees increased and therefore, we temporarily did not qualify as a “small business.” Following the sale of Global and its TEG product line on May 27, 2004, we again qualify as a “small business”; however, we cannot assure you that we will continue to qualify as a “small business” in the future.

Our future success and growth is dependent on our distribution strategy.

We do not plan to establish a direct distribution infrastructure for our Direct FuelCell products. A key aspect of our strategy is to use multiple third-party distribution channels to ultimately service our diverse customer base. Depending on the needs of the customer, our Direct FuelCell products could be distributed through a value-added distributor who could provide a package of our products and various other components such as flywheels and battery storage devices; through an energy services company that could arrange various ancillary services for the customer; or through power generation equipment suppliers.

We cannot assure you that we will enter into distributor relationships that are consistent with, or sufficient to support, our commercialization plans or our growth strategy or that these relationships will be on terms favorable to us. Even if we enter into these types of relationships, we cannot assure you that the distributors with which we form relationships will focus adequate resources on selling our products or will be successful in selling them. Some of these distributor arrangements have or will require that we grant exclusive distribution rights to companies in defined territories. These exclusive arrangements could result in us being unable to enter into other arrangements at a time when the distributor with which we form a relationship is not successful in selling our products or has reduced its commitment to marketing our products. In addition, two of our current distributor arrangements include, and some future distributor arrangements may also include, the issuance of equity and warrants to purchase our equity, which may have an adverse effect on our stock price. To the extent we enter into distributor relationships, the failure of these distributors in assisting us with the marketing and distribution of our products may adversely affect our results of operations and financial condition.

We cannot be sure that MTU will continue to, or original equipment manufacturers (“OEMs”) will, manufacture or package products using our Direct FuelCell components. In this area, our success will largely depend upon our ability to make our products compatible with the power plant products of OEMs and the ability of these OEMs to sell their products containing our products. In addition, some OEMs may need to redesign or modify their existing power plant products to fully incorporate our products. Accordingly, any integration, design, manufacturing or marketing problems encountered by MTU or other OEMs could adversely affect the market for our Direct FuelCell products and, therefore, our business, prospects, results of operations and financial condition.

We depend on third party suppliers for the development and supply of key components for Direct FuelCell products.

We purchase several key components of our Direct FuelCell products from other companies and rely on third-party suppliers for the balance-of-plant components in our Direct FuelCell products. There are a limited number of suppliers for some of the key components of Direct FuelCell products. A supplier’s failure to develop and supply components in a timely manner or to supply components that meet our quality, quantity or cost requirements or technical specifications or our inability to obtain alternative sources of these components on a timely basis or on terms acceptable to us could harm our ability to manufacture our Direct FuelCell products. In addition, to the extent the processes that our suppliers use to manufacture components are proprietary, we may be unable to obtain comparable components from alternative suppliers.

We do not know when or whether we will secure long-term supply relationships with any of our suppliers or whether such relationships will be on terms that will allow us to achieve our objectives. Our business, prospects, results of operations and financial condition could be harmed if we fail to secure long-term relationships with entities that will supply the required components for our Direct FuelCell products.

We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our future growth and success.

Failure to protect our existing intellectual property rights may result in the loss of our exclusivity or the right to use our technologies. If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation or be enjoined from using such intellectual property. We do not currently conduct freedom to operate analyses. We rely on patent, trade secret, trademark and copyright law to protect our intellectual property. The patents that we have obtained will expire between 2005 and 2023 and the average remaining life of our U.S. patents is approximately 10.7 years.

Some of our intellectual property is not covered by any patent or patent application and includes trade secrets and other know-how that is not patentable, particularly as it relates to our manufacturing processes and engineering design. In addition, some of our intellectual property includes technologies and processes that may be similar to the patented technologies and processes of third parties. If we are found to be infringing third-party patents, we do not know whether we will able to obtain licenses to use such patents on acceptable terms, if at all. Our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot assure you that:

•
any of the U.S., Canadian or other foreign patents owned by us or other patents that third parties license to us will not be invalidated, circumvented, challenged, rendered unenforceable or licensed to others; or

•	any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, if issued at all.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.

We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our subcontractors, vendors, suppliers, consultants, strategic partners and employees. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. Certain of our intellectual property has been licensed to us on a non-exclusive basis from third parties that may also license such intellectual property to others, including our competitors. If our licensors are found to be infringing third-party patents, we do not know whether we will be able to obtain licenses to use the intellectual property licensed to us on acceptable terms, if at all.

If necessary or desirable, we may seek extensions of existing licenses or further licenses under the patents or other intellectual property rights of others. However, we can give no assurances that we will obtain such extensions or further licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain a license from a third party for intellectual property that we use at present could cause us to incur substantial liabilities, and to suspend the manufacture or shipment of products or our use of processes requiring the use of that intellectual property.

While we are not currently engaged in any material intellectual property litigation, we could become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or commence lawsuits against others who we believe are infringing upon our rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affecting the development of sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not that litigation is resolved in our favor.

Our future success will depend on our ability to attract and retain qualified management and technical personnel.

Our future success is substantially dependent on the continued services and on the performance of our executive officers and other key management, engineering, scientific, manufacturing and operating personnel, particularly Jerry Leitman, our President and Chief Executive Officer. The loss of the services of any executive officer, including Mr. Leitman, or other key management, engineering, scientific, manufacturing and operating personnel, could materially adversely affect our business. Our ability to achieve our development and commercialization plans will also depend on our ability to attract and retain additional qualified management and technical personnel. Recruiting personnel for the fuel cell industry is competitive. We do not know whether we will be able to attract or retain additional qualified management and technical personnel. Our inability to attract and retain additional qualified management and technical personnel, or the departure of key employees, could materially and adversely affect our development and commercialization plans and, therefore, our business, prospects, results of operations and financial condition.

Our management may be unable to manage rapid growth effectively.

We expect to rapidly expand our manufacturing capabilities, accelerate the commercialization of our products and enter a period of rapid growth, which will place a significant strain on our senior management team and our financial and other resources. The proposed expansion will expose us to increased competition, greater overhead, marketing and support costs and other risks associated with the commercialization of a new product. Our ability to manage our rapid growth effectively will require us to continue to improve our operations, to improve our financial and management information systems and to train, motivate and manage our employees. Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by such a rapid expansion could harm our business, prospects, results of operations and financial condition.

We may be affected by environmental and other governmental regulation.

As we begin to commercialize our Direct FuelCell products, we will be subject to federal, state, provincial or local regulation with respect to, among other things, emissions and siting. Assuming no co-generation applications are used in conjunction with our larger Direct FuelCell plants, they will discharge humid flue gas at temperatures of approximately 700-800o F, water at temperatures of approximately 10-20o F above surrounding air temperatures and carbon dioxide. These emissions will require permits that we expect (but cannot ensure) will be similar to those applicable to generating units.

In addition, it is possible that industry-specific laws and regulations will be adopted covering matters such as transmission scheduling, distribution and the characteristics and quality of our products, including installation and servicing. This regulation could limit the growth in the use of carbonate fuel cell products, decrease the acceptance of fuel cells as a commercial product and increase our costs and, therefore, the price of our Direct FuelCell products. Accordingly, compliance with existing or future laws and regulations as we begin to commercialize and site our products could have a material adverse effect on our business, prospects, results of operations and financial condition.

Utility companies could impose customer fees or interconnection requirements on our customers that could make our products less desirable.

Utility companies commonly charge fees to larger, industrial customers for disconnecting from the electric grid or for having the capacity to use power from the electric grid for back up purposes. These fees could increase the cost to our customers of using our Direct FuelCell products and could make our products less desirable, thereby harming our business, prospects, results of operations and financial condition.

Several states (Texas, New York, California and others) have created and adopted or are in the process of creating their own interconnection regulations covering both technical and financial requirements for interconnection to utility grids. Depending on the complexities of the requirements, installation of our systems may become burdened with additional costs that might have a negative impact on our ability to sell systems. There is also a burden in having to track the requirements of individual states and design equipment to comply with the varying standards. The Institute of Electrical and Electronics Engineers has been working to create an interconnection standard addressing the technical requirements for distributed generation to interconnect to utility grids. Many parties are hopeful that this standard will be adopted nationally when it is completed to help reduce the barriers to deployment of distributed generation such as fuel cells; however this standard may be delayed or never completed thereby limiting the commercial prospects and profitability of our fuel cell systems.

Changes in government regulations and electric utility industry restructuring may affect demand for our Direct FuelCell products.

Our target market, the distributed generation market, is driven by deregulation and restructuring of the electric utility industry in the United States and elsewhere and by the requirements of utilities, independent power producers and end users. Deregulation of the electric utility industry is subject to government policies that will determine the pace and extent of deregulation. Many states have recently delayed the implementation of deregulation as a result of power disturbances in California several summers ago. Changes in government and public policy over time could further delay or otherwise affect deregulation and, therefore, adversely affect our prospects for commercializing our Direct FuelCell products and our financial results. We cannot predict how the deregulation and restructuring of the electric utility industry will ultimately affect the market for our Direct FuelCell products.

We could be liable for environmental damages resulting from our research, development or manufacturing operations.

Our business exposes us to the risk of harmful substances escaping into the environment, resulting in personal injury or loss of life, damage to or destruction of property, and natural resource damage. Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental damage claims, and in some instances, we may not be reimbursed at all. Our business is subject to numerous federal, state and local laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future.

Our operations may not comply with future laws and regulations and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.

We may be required to conduct environmental remediation activities, which could be expensive.

We are subject to a number of environmental laws and regulations, including those concerning the handling, treatment, storage and disposal of hazardous materials. These environmental laws generally impose liability on present and former owners and operators, transporters and generators for remediation of contaminated properties. We believe that our businesses are operating in compliance in all material respects with applicable environmental laws, many of which provide for substantial penalties for violations. We cannot assure you that future changes in such laws, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional expenditures. Any noncompliance with these laws and regulations could subject us to material administrative, civil or criminal penalties or other liabilities. In addition, we may be required to incur substantial costs to comply with current or future environmental and safety laws and regulations.

Our products use inherently dangerous, flammable fuels, operate at high temperatures and use corrosive carbonate material, each of which could subject our business to product liability claims.

Our business exposes us to potential product liability claims that are inherent in hydrogen and products that use hydrogen. Hydrogen is a flammable gas and therefore a potentially dangerous product. Hydrogen is typically generated from gaseous and liquid fuels that are also flammable and dangerous, such as propane, natural gas or methane, in a process known as reforming. Natural gas and propane could leak into a residence or commercial location and combust if ignited by another source. In addition, our Direct FuelCell products operate at high temperatures and our Direct FuelCell products use corrosive carbonate material, which could expose us to potential liability claims. Any accidents involving our products or other hydrogen-using products could materially impede widespread market acceptance and demand for our Direct FuelCell products. In addition, we might be held responsible for damages beyond the scope of our insurance coverage. We also cannot predict whether we will be able to maintain our insurance coverage on acceptable terms.

We are subject to risks inherent in international operations.

Since we plan to market our Direct FuelCell products both inside and outside the United States and Canada, our success depends, in part, on our ability to secure international customers and our ability to manufacture products that meet foreign regulatory and commercial requirements in target markets. We have limited experience developing and manufacturing our products to comply with the commercial and legal requirements of international markets. In addition, we are subject to tariff regulations and requirements for export licenses, particularly with respect to the export of some of our technologies. We face numerous challenges in our international expansion, including unexpected changes in regulatory requirements, fluctuations in currency exchange rates, longer accounts receivable requirements and collections, difficulties in managing international operations, potentially adverse tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of international laws. Any of these factors could adversely affect our operations and revenues.

We have large and influential stockholders, which may make it difficult for a third party to acquire our common stock.

MTU currently owns approximately 5.69% of our outstanding common stock (based upon the number of shares of our common stock outstanding as of June 13, 2005). James D. Gerson beneficially owns approximately 2.78% of our outstanding common stock. Loeb Investors Co. LXXV and Warren Bagatelle (a managing director of an affiliate of Loeb Investors Co. LXXV) collectively beneficially own approximately 2.30% of our outstanding common stock (based upon the number of shares of our common stock outstanding as of June 13, 2005). These ownership levels could make it difficult for a third party to acquire our common stock or have input into the decisions made by our board of directors, which include Michael Bode (Chief Executive Officer of MTU CFC Solutions GmbH), James D. Gerson, Warren Bagatelle and Thomas L. Kempner (Chairman and Chief Executive Officer of an affiliate of Loeb Investors Co. LXXV). MTU is also a licensee of our technology and a purchaser of our Direct FuelCell products. Therefore, it may be in MTU’s interest to possess substantial influence over matters concerning our overall strategy and technological and commercial development. In addition, Wellington Management Company, LLP owns approximately 13.77% of our outstanding common stock and is therefore in a position to substantially influence matters submitted to a vote of our security holders. Included in above noted percentages are options exercisable within 60 days of June 13, 2005.

MTU may develop competing technologies for its own products.

MTU is currently developing carbonate fuel cell technologies based on the know-how that we have provided to MTU under license. If MTU develops its own carbonate fuel cell design before our license expires in 2010, it must use good faith efforts to license the technology to us. If MTU is successful but does not grant us a license, it may be directly competing with us while having a significant ownership interest in us, and a seat on our board of directors. We have agreed with MTU to continue developing products with as much commonality as possible. However, the license agreement between us and MTU provides that each of us retains the right to independently pursue the development of carbonate fuel cell technologies.

Our stock price has been and could remain volatile.

The market price for our common stock has been and may continue to be volatile and subject to extreme price and volume fluctuations in response to market and other factors, including the following, some of which are beyond our control:

• failure to meet our product development and commercialization milestones;

• variations in our quarterly operating results from the expectations of securities analysts or investors;

• downward revisions in securities analysts’ estimates or changes in general market conditions;

• announcements of technological innovations or new products or services by us or our competitors;

• announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

• additions or departures of key personnel;

• investor perception of our industry or our prospects;

• insider selling or buying;

• demand for our common stock; and

• general technological or economic trends.

In the past, following periods of volatility in the market price of their stock, many companies have been the subjects of securities class action litigation. If we became involved in securities class action litigation in the future, it could result in substantial costs and diversion of management’s attention and resources and could harm our stock price, business, prospects, results of operations and financial condition.

Provisions of Delaware and Connecticut law and of our charter and by-laws may make a takeover more difficult.

Provisions in our certificate of incorporation and by-laws and in Delaware and Connecticut corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and board of directors. Public stockholders who might desire to participate in such a transaction may not have an opportunity to do so. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or change in our management and board of directors.

We depend on relationships with strategic partners, and the terms and enforceability of many of these relationships are not certain.

We have entered into relationships with strategic partners for design, product development and distribution of our existing products, and products under development, some of which may not have been documented by a definitive agreement. The terms and conditions of many of these agreements allow for termination by the partners. Termination of any of these agreements could adversely affect our ability to design, develop and distribute these products to the marketplace. We cannot assure you that we will be able to successfully negotiate and execute definitive agreements with any of these partners, and failure to do so may effectively terminate the relevant relationship.

Future sales of substantial amounts of our common stock could affect the market price of our common stock.

Future sales of substantial amounts of our common stock, or securities convertible or exchangeable into shares of our common stock, into the public market, including shares of our common stock issued upon exercise of options and warrants, or perceptions that those sales could occur, could adversely affect the prevailing market price of our common stock and our ability to raise capital in the future.

The rights of the Series 1 preferred shares and Series B preferred shares could negatively impact our company.

The terms of the Series 1 preferred shares issued by FuelCell Energy, Ltd., our wholly-owned, indirect subsidiary, provide rights to the holder, Enbridge, Inc. (Enbridge), including dividend and conversion rights among others that could negatively impact us. For example, the terms of the Series 1 preferred shares provide that the holders are entitled to receive cumulative dividends for each calendar quarter for so long as such shares are outstanding. Assuming the exchange rate for Canadian dollars is Cdn.$1.3104 to U.S.$1.00 at the time of the applicable dividend payment date, we could be required to pay a preferred dividend of approximately $238,477 per calendar quarter, subject to reduction in accordance with the terms of the Series 1 preferred shares. The terms of the Series 1 preferred shares also require that the holder be paid any accrued and unpaid dividends on December 31, 2010. To the extent that there is a significant amount of accrued dividends that is unpaid as of December 31, 2010 and we do not have sufficient working capital at that time to pay the accrued dividends, our financial condition could be adversely affected. We have guaranteed these dividend obligations, including paying a minimum of Cdn.$500,000 in cash annually to Enbridge for so long as Enbridge holds the Series 1 preferred shares. We have also guaranteed the liquidation obligations of FuelCell Energy, Ltd. under the Series 1 preferred shares.

We are also required to issue common stock to the holder of the Series 1 preferred shares if and when the holder exercises its conversion rights. The number of shares of common stock that we may issue upon conversion could be significant and dilutive to our existing stockholders. For example, assuming the holder of the Series 1 preferred shares exercises its conversion rights after July 31, 2020, the exchange rate for Canadian dollars is Cdn.$1.3104 to U.S.$1.00 at the time of such conversion and our common stock price is $14.62 at the time of such conversion, we would be required to issue approximately 1,373,615 shares of our common stock.

The terms of the Series B preferred shares also provide rights to their holders that could negatively impact us.   Holders of the Series B preferred shares are entitled to receive cumulative dividends at the rate of $50 per share per year, payable either in cash or in shares of our common stock.   To the extent the dividend is paid in shares, additional issuances could be dilutive to our existing stockholders and the sale of those shares could have a negative impact on the price of our common stock.  The Series B preferred stock is also convertible into common stock at a price of $11.75 per share.  Conversion of the Series B preferred stock at a time when the price of our common stock is greater than $11.75 per share would also have a dilutive impact on our existing stockholders.  Furthermore, the conversion rate applicable to the preferred stock is subject to adjustment upon the occurrence of certain events.

USE OF PROCEEDS

The proceeds from the sale of the shares of our Series B preferred stock and shares of our common stock issuable upon conversion of shares of our Series B preferred stock being offered by the selling shareholders pursuant to this prospectus, net of any broker’s fee or commissions, will belong to the selling shareholders. Accordingly, we will not receive any of the proceeds from the sale of these shares.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and related provisions of our certificate of incorporation and bylaws. For more detailed information, please see our certificate of incorporation and bylaws, as amended.

Authorized and Outstanding Capital Stock

Our authorized capital stock consists of 150,000,000 shares of common stock, par value $.0001 per share, and 250,000 shares of preferred stock, par value $.01 per share, issuable in one or more series designated by our board of directors, of which 105,875 shares of our preferred stock have been designated as 5% Series B Cumulative Convertible Perpetual Preferred Stock. On June 13, 2005, 48,286,466 shares of our common stock were issued and outstanding and 105,875 shares of our Series B preferred stock were issued and outstanding. No other shares of our preferred stock are issued and outstanding.

In addition, as of June 13, 2005, there were outstanding options to purchase 5,837,661 shares of our common stock under our stock options plans, 672,566 shares of our common stock were available for future issuance under our stock option plans, 396,171 shares of our common stock were available for future issuance under our employee stock purchase plan, and there were outstanding warrants to purchase 1,300,000 shares of our common stock. In addition, as of June 13, 2005, we were obligated, if and when the holder exercises its conversion rights, to issue approximately 225,286 shares of our common stock upon conversion of the Series 1 preferred shares. At June 13, 2005, there were 819 holders of record of our common stock.

Common Stock

Voting Rights

The holders of our common stock have one vote per share. Holders of our common stock are not entitled to vote cumulatively for the election of directors. Generally, all matters to be voted on by shareholders must be approved by a majority, or, in the case of the election of directors, by a plurality, of the votes entitled to be cast at a meeting at which a quorum is present by all shares of our common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any then outstanding preferred stock.

Dividends

Holders of our common stock will share ratably in any dividends declared by the board of directors, subject to the preferential rights of any of our preferred stock then outstanding. Dividends consisting of shares of our common stock may be paid to holders of shares of our common stock.

Other Rights

In the event of our liquidation, dissolution or winding up, after payment of liabilities and liquidation preferences on any of our preferred stock then outstanding, the holders of shares of our common stock are entitled to share ratably in all assets available for distribution. Holders of shares of our common stock have no preemptive rights or rights to convert their shares of our common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Under our certificate of incorporation, our board of directors has the authority, without further shareholder action, to issue from time to time, preferred stock in one or more series and for such consideration as may be fixed from time to time by our board of directors. Our board also has the authority to fix and determine, in the manner provided by law, the relative rights and preferences of the shares of any series so established, such as dividend and voting rights. Our certificate of incorporation authorizes 250,000 shares of preferred stock. Prior to the issuance of each series of preferred stock, our board will adopt resolutions creating and designating the series as a series of preferred stock. The board of directors may, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of our common stock and could have anti-takeover effects.

Series 1 Preferred Shares

On August 4, 2003, we entered into a combination agreement with Global Thermoelectric Inc. to combine Global with us in a share-for-share exchange pursuant to a Plan of Arrangement subject to approval by the Court of Queen’s Bench of Alberta, Canada. On October 31, 2003, our shareholders and the shareholders of Global approved the combination. On October 31, 2003, the Court of Queen’s Bench of Alberta issued an order approving the combination. On November 3, 2003, the combination transaction was consummated. In the aggregate, we issued approximately 8.2 million shares of our common stock and exchangeable shares in the acquisition. Following our acquisition of Global, Global’s Series 2 preferred shares remained outstanding in Global. At the time of the sale of our TEG business, the holder of the Series 2 preferred shares exchanged them for Series 1 Class A cumulative redeemable exchangeable preferred shares (which were referred to as the Series 1 preferred shares) issued by FuelCell Energy, Ltd., one of our indirect, wholly-owned subsidiaries. We have guaranteed the obligations of FuelCell Energy, Ltd. under the Series 1 preferred shares.

Series 1 Preferred Shares

The Series 1 preferred shares may be converted into shares of our common stock at the following “conversion prices”:

• Cdn.$110.97 per share of our common stock until July 31, 2005;

• Cdn.$120.22 per share of our common stock after July 31, 2005 until July 31, 2010;

• Cdn.$129.46 per share of our common stock after July 31, 2010 until July 31, 2015;

• Cdn.$138.71 per share of our common stock after July 31, 2015 until July 31, 2020; and

• at any time after July 31, 2020, the price equal to 95% of the then current market price (converted to Cdn.$ at the time of such calculation) of shares of our common stock at the time of conversion.

The foregoing “conversion prices” are subject to adjustment for certain subsequent events. As illustrated below, the number of shares of our common stock issuable upon conversion of the Series 1 preferred shares after July 31, 2020 may be significantly greater than the number of shares issuable prior to that time.

The following examples illustrate the number of shares of our common stock that we will be required to issue to the holder(s) of the Series 1 preferred shares if and when the holder(s) exercise their conversion rights pursuant to the terms of the Series 1 preferred shares. The following examples are based upon Cdn.$25,000,000 of Series 1 preferred shares outstanding (which is the amount currently outstanding) and assume that all accrued dividends on the Series 1 preferred shares have been paid through the time of the conversion and, in the case of conversions occurring after July 31, 2020, that the exchange rate for Canadian dollars is Cdn.$1.3104 to U.S.$1.00 at the time of the conversion:

• if the Series 1 preferred shares convert prior to July 31, 2005, we would be required to issue approximately 225,286 shares of our common stock;

• if the Series 1 preferred shares convert after July 31, 2005, but prior to July 31, 2010, we would be required to issue approximately 207,952 shares of our common stock;

• if the Series 1 preferred shares convert after July 31, 2010, but prior to July 31, 2015, we would be required to issue approximately 193,110 shares of our common stock;

• if the Series 1 preferred shares convert after July 31, 2015, but prior to July 31, 2020, we would be required to issue approximately 180,232 shares of our common stock; and

• if the Series 1 preferred shares convert any time after July 31, 2020, assuming our common stock price is U.S.$14.62 at the time of conversion, we would be required to issue approximately 1,373,615 shares of our common stock.

Subject to the Business Corporations Act (Alberta), the holder of the Series 1 preferred shares is not entitled to receive notice of or to attend or vote at any meeting of the FuelCell Energy, Ltd. common shareholders. At present, we own all of the FuelCell Energy, Ltd. common stock.

Quarterly dividends of Cdn.$312,500 accrue on the Series 1 preferred shares (subject to possible reduction pursuant to the terms of the Series 1 preferred shares on account of increases in the price of our common stock). We have agreed to pay a minimum of Cdn.$500,000 in cash or common stock annually to Enbridge, the sole current holder of the Series 1 preferred shares, as long as Enbridge holds the shares. Interest accrues on cumulative unpaid dividends at a 2.45% quarterly rate, compounded quarterly, until payment thereof. All cumulative unpaid dividends must be paid by December 31, 2010. From 2010 through 2020, we would be required to pay annual dividend amounts totaling Cdn.$1.25 million. Cumulative unpaid dividends of $2.7 million on the Series 1 preferred shares were outstanding as of October 31, 2004. We have guaranteed the dividend obligations of FuelCell Energy, Ltd. under the Series 1 preferred shares.

Subject to the Business Corporations Act (Alberta), we may redeem the Series 1 preferred shares, in whole or part, at any time, if on the day that the notice of redemption is first given, the volume-weighted average price at which our common stock is traded on the applicable stock exchange during the 20 consecutive trading days ending on a date not earlier than the fifth preceding day on which the notice of redemption is given was not less than a 20% premium to the current conversion price on payment of Cdn.$25.00 per Series 1 Preferred Share to be redeemed, together with an amount equal to all accrued and unpaid dividends to the date fixed for redemption. On or after July 31, 2010, the Series 1 preferred shares are redeemable by us at any time on payment of Cdn.$25.00 per Series 1 Preferred Share to be redeemed together with an amount equal to all accrued and unpaid dividends to the date fixed for redemption. There are currently 1,000,000 Series 1 preferred shares outstanding.

In the event of the liquidation, dissolution or winding up of FuelCell Energy, Ltd., whether voluntary or involuntary, or any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the holder of the Series 1 preferred shares will be entitled to receive the amount paid on such Series 1 preferred shares (currently Cdn.$25,000,000) together with an amount equal to all accrued and unpaid dividends thereon, before any amount will be paid or any of FuelCell Energy, Ltd.’s property or assets will be distributed to the holders of FuelCell Energy, Ltd.’s common stock. After payment to the holder of the Series 1 preferred shares of the amounts so payable to them, the holder of the Series 1 preferred shares will not be entitled to share in any other distribution of FuelCell Energy, Ltd.’s property or assets. We have guaranteed the liquidation obligations of FuelCell Energy, Ltd. under the Series 1 preferred shares.

Series B Preferred Stock

On November 17, 2004, we sold to Citigroup Global Markets Inc., RBC Capital Markets Corporation, Adams Harkness, Inc., and Lazard Freres & Co., LLC (collectively referred to as the “Initial Purchasers”) in a private placement under Rule 144A, 100,000 shares of our 5% Series B Cumulative Convertible Perpetual Preferred Stock (Liquidation Preference $1,000) (“Series B preferred stock”) pursuant to a certain purchase agreement. Under the terms of the purchase agreement with the Initial Purchasers, the Initial Purchasers were granted an over-allotment option to purchase up to an additional 35,000 shares of Series B preferred stock through January 25, 2005. On January 14, 2005, we sold an additional 5,875 shares of our Series B preferred stock to the Initial Purchasers as part of the over-allotment option. Net proceeds to us was approximately $99 million.

The following is a summary of certain provisions of our Series B preferred stock. The shares of our Series B preferred stock and the shares of our common stock issuable upon conversion of the shares of our Series B preferred stock are covered by a registration rights agreement.

Ranking

Shares of our Series B preferred stock rank with respect to dividend rights and rights upon our liquidation, winding up or dissolution:

•	senior to shares of our common stock;
•	junior to our debt obligations; and
•	effectively junior to our subsidiaries' (i) existing and future liabilities and (ii) capital stock held by others.

Dividends

The Series B preferred stock pays cumulative annual dividends of $50 per share which are payable quarterly in arrears on February 15, May 15, August 15 and November 15, commencing February 15, 2005, when, as and if declared by the board of directors. Dividends will be paid on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the shares of our Series B preferred stock will accumulate and be cumulative from the date of original issuance. Accumulated dividends on the shares of our Series B preferred stock will not bear any interest.

The dividend rate on the Series B preferred stock is subject to upward adjustment as set forth in the certificate of designation, as amended, of the Series B preferred stock if we fail to pay, or to set apart funds to pay, dividends on the shares of our Series B preferred stock for any quarterly dividend period. The dividend rate on the Series B preferred stock is also subject to upward adjustment as set forth in the registration rights agreement entered into with the Initial Purchasers if we fail to satisfy our registration obligations with respect to the Series B preferred shares (or the underlying common shares) set forth in the registration rights agreement.

No dividends or other distributions may be paid or set apart for payment upon our common shares (other than a dividend payable solely in shares of a like or junior ranking) unless all accumulated and unpaid dividends have been paid or funds or shares of common stock therefor have been set apart on our Series B preferred stock.

We may pay dividends on the Series B preferred stock:

•	in cash; or
•
at the option of the holder, in shares of our common stock, which shares will be treated as restricted securities and therefore, will not be transferable by the holder thereof except pursuant to an effective registration statement or pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended.

Liquidation

The Series B preferred stock has a liquidation preference of $1,000 per share. Upon any voluntary or involuntary liquidation, dissolution or winding up of our company resulting in a distribution of assets to the holders of any class or series of our capital stock, each holder of shares of our Series B preferred stock will be entitled to payment out of our assets available for distribution of an amount equal to the liquidation preference per share of Series B preferred stock held by that holder, plus all accumulated and unpaid dividends on those shares to the date of that liquidation, dissolution, or winding up, before any distribution is made on any junior shares, including shares of our common stock, but after any distributions on any of our indebtedness or senior shares (if any). After payment in full of the liquidation preference and all accumulated and unpaid dividends to which holders of shares of our Series B preferred stock are entitled, holders of shares of our Series B preferred stock will not be entitled to any further participation in any distribution of our assets.

Conversion

A share of our Series B preferred stock may be converted at any time, at the option of the holder, into 85.1064 shares of our common stock (which is equivalent to an initial conversion price of $11.75 per share) plus cash in lieu of fractional shares. The conversion rate is subject to adjustment upon the occurrence of certain events, as described below, but will not be adjusted for accumulated and unpaid dividends. Upon conversion, holders of Series B preferred stock will not receive a cash payment for any accumulated dividends. Instead accumulated dividends, if any, will be cancelled.

On or after November 20, 2009 we may, at our option, cause shares of our Series B preferred stock to be automatically converted into that number of shares of our common stock that are issuable at the then prevailing conversion rate. We may exercise our conversion right only if the closing price of our common stock exceeds 150% of the then prevailing conversion price for 20 trading days during any consecutive 30 trading day period, as described in the certificate of designation, as amended, for the Series B preferred stock.

If there is a fundamental change in the ownership or control of FuelCell (as described in the certificate of designation, as amended), holders of our Series B preferred stock may require us to purchase all or part of their shares at a redemption price equal to 100% of the liquidation preference of the shares of our Series B preferred stock to be repurchased, plus accrued and unpaid dividends, if any, in the manner set forth in the certificate of designation, as amended.

If holders of shares of our Series B preferred stock elect to convert their shares in connection with certain fundamental changes (as described in the certificate of designation, as amended), we will in certain circumstances increase the conversion rate by a number of additional shares of common stock upon conversion or, in lieu thereof, we may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that shares of our Series B preferred stock are converted into shares of the acquiring or surviving company, in each case as described in the certificate of designation, as amended.

The conversion price of the Series B preferred stock is subject to adjustment in certain circumstances as set forth in the certificate of designation, as amended, to prevent dilution of the interests of the holders of the Series B preferred shares, including on account of the following:

•	issuances of common stock as a dividend or distribution to holders of our common stock;
•	common stock share splits or share combinations;
•	issuances to holders of our common stock of any rights, warrants or options to purchase our common stock for a period of less than 60 days; and
•	distributions of assets, evidences of indebtedness or other property to holders of our common stock.

Voting

Holders of shares of our Series B preferred stock have no voting rights unless (1) dividends on any shares of our Series B preferred stock or any other class or series of stock ranking on a parity with the shares of our Series B preferred stock with respect to the payment of dividends shall be in arrears for dividend periods, whether or not consecutive, containing in the aggregate a number of days equivalent to six calendar quarters or (2) we fail to pay the repurchase price, plus accrued and unpaid dividends, if any, on the fundamental change repurchase date for shares of our Series B preferred stock following a fundamental change (as described in the certificate of designation, as amended, for the Series B preferred stock). In each such case, the holders of shares of our Series B preferred stock (voting separately as a class with all other series of other preferred stock on parity with our Series B preferred stock upon which like voting rights have been conferred and are exercisable, if any) will be entitled to vote for the election of two directors in addition to those directors on the board of directors at such time at the next annual meeting of shareholders and each subsequent meeting until the repurchase price or all dividends accumulated on the shares of our Series B preferred stock have been fully paid or set aside for payment. The term of office of all directors elected by the holders of shares of our Series B preferred stock will terminate immediately upon the termination of the right of holders of shares of our Series B preferred stock to vote for directors.

So long as any shares of our Series B preferred stock remain outstanding, we will not, without the consent of the holders of at least two-thirds of the shares of our Series B preferred stock outstanding at the time (voting separately as a class with all other series of preferred stock, if any, on parity with our Series B preferred stock upon which like voting rights have been conferred and are exercisable) issue or increase the authorized amount of any class or series of shares ranking senior to the outstanding shares of our Series B preferred stock as to dividends or upon liquidation. In addition, we will not, subject to certain conditions, amend, alter or repeal provisions of our certificate of incorporation, including the certificate of designation, as amended, relating to our Series B preferred stock, whether by merger, consolidation or otherwise, so as to adversely amend, alter or affect any power, preference or special right of the outstanding shares of our Series B preferred stock or the holders thereof without the affirmative vote of not less than two-thirds of the issued and outstanding shares of our Series B preferred stock.

Anti-Takeover Provisions

Provisions of our Certificate of Incorporation and By-Laws

A number of provisions of our certificate of incorporation and by-laws concern matters of corporate governance and the rights of shareholders. Some of these provisions, including, but not limited to, the inability of shareholders to take action by unanimous written consent, supermajority voting provisions with respect to any amendment of voting rights provisions, the filling of vacancies on the board of directors by the affirmative vote of a majority of the remaining directors, and the ability of the board of directors to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof, without further shareholder action, may be deemed to have anti-takeover effect and may discourage takeover attempts not first approved by the board of directors, including takeovers which shareholders may deem to be in their best interests. If takeover attempts are discouraged, temporary fluctuations in the market price of shares of our common stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the ability of the board of directors to issue preferred stock without further shareholder action, could also delay or frustrate the removal of incumbent directors or the assumption of control by shareholders, even if the removal or assumption would be beneficial to our shareholders. These provisions could also discourage or inhibit a merger, tender offer or proxy contest, even if favorable to the interests of shareholders, and could depress the market price of our common stock. The board of directors believes these provisions are appropriate to protect our interests and the interests of our shareholders. The board of directors has no present plans to adopt any further measures or devices which may be deemed to have an “anti-takeover effect.”

Delaware Anti-Takeover Provisions

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly-held Delaware corporation from engaging in a “business combination,” except under certain circumstances, with an “interested shareholder” for a period of three years following the date such person became an “interested shareholder” unless:

•
before such person became an interested shareholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the interested shareholder becoming an interested shareholder;

•
upon the consummation of the transaction that resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares held by directors who are also officers of the corporation and shares held by employee stock plans; or

•
at or following the time such person became an interested shareholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of shareholders by the affirmative vote of the holders of 66 2/3 percent of the outstanding voting stock of the corporation which is not owned by the interested shareholder.

The term “interested shareholder” generally is defined as a person who, together with affiliates and associates, owns, or, within the three years prior to the determination of interested shareholder status, owned, 15 percent or more of a corporation’s outstanding voting stock. The term “business combination” includes mergers, asset or stock sales and other similar transactions resulting in a financial benefit to an interested shareholder. Section 203 makes it more difficult for an “interested shareholder” to effect various business combinations with a corporation for a three-year period. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of our common stock held by shareholders. A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or any amendment thereto. Our certificate of incorporation does not contain any such exclusion.

Connecticut Anti-Takeover Provisions

The laws of the State of Connecticut, where our principal executive offices are located, impose restrictions on certain transactions between certain foreign corporations and significant shareholders. Section 33-840 of the Connecticut Business Corporation Act prohibits certain publicly-held foreign corporations that are based in Connecticut from engaging in a “business combination” (including the issuance of equity securities which have an aggregate market value of 5 percent or more of the total market value of the outstanding shares of the company) with an “interested shareholder” as defined in the Connecticut Business Corporation Act for a period of five years from the date of the shareholder’s purchase of stock, unless approved in a prescribed manner. The application of this statute could prevent a change of control. Generally, approval is required by the board of directors, by 80 percent of the outstanding voting shares and two-thirds of the voting power of the outstanding shares of the voting stock other than shares held by the interested shareholder. We can give no assurance that these provisions would not prevent us from entering into a business combination that otherwise would be beneficial to us or to our shareholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock and preferred stock is Continental Stock Transfer & Trust Company, New York, New York.

SELLING SHAREHOLDERS

The shares of our Series B preferred stock and shares of our common stock that may be offered with this prospectus will be offered by the selling shareholders, which include their transferees, pledgees or donees or their successors. The following table sets forth certain information concerning the shares of our Series B preferred stock and shares of common stock beneficially owned by each selling shareholder that may be offered from time to time with this prospectus.

We have prepared the table below based on information given to us by the selling shareholders prior to the date of this prospectus. However, any or all of the shares of our Series B preferred stock and the shares of our common stock issuable upon the conversion of our Series B preferred stock listed below may be offered for sale with this prospectus by the selling shareholders from time to time. Accordingly, no estimate can be given as to the amount of shares of our Series B preferred stock or shares of our common stock that will be held by the selling shareholders upon consummation of any sales.

Information about the selling shareholders may change over time. Any changed information will be set forth in prospectus supplements or post-effective amendments. From time to time, however, the shares of our Series B preferred stock and shares of our common stock may be owned by persons not named in the table below and of whom we are unaware.

Name and Address	Number of Shares Beneficially Owned Before this Offering		Number of Shares Being Offered For Sale in this Offering		Number of Shares Beneficially Owned After this Offering (4)		Percentage Beneficially Owned After this Offering
	Series B Preferred Stock	Common Stock (1)	Series B Preferred Stock	Common Stock (2) (3)	Series B Preferred Stock	Common Stock

ADAR Investment Fund Ltd. c/o ADAR Investment Management LLC 156 West 56th Street, Suite 801 New York, New York 10019 Attn: Aaron Morse	14,550	1,238,298	14,550	1,238,298	0	0	0%
Astrazeneca Holdings Pension c/o Froley Revy Investment Co. Inc. 10900 Wilshire Blvd., Suite 900 Los Angeles, CA 90024 Attn: Lee Y. Garnet	265	22,553	265	22,553	0	0	0%
BNP Paribas Equity Strategies, SNC c/o CooperNeff Advisors, Inc. 555 Croton Road, Fourth Floor King of Prussia, PA 19406 Attn: Dawn K. Papciak	280	34,245	280	23,829	0	10,416	*
Boilermakers Blacksmith Pension Trust c/o Froley Revy Investment Co. Inc. 10900 Wilshire Blvd., Suite 900 Los Angeles, CA 90024 Attn: Lee Y. Garnet	1,085	92,340	1,085	92,340	0	0	0%

Name and Address	Number of Shares Beneficially Owned Before this Offering		Number of Shares Being Offered For Sale in this Offering		Number of Shares Beneficially Owned After this Offering (4)		Percentage Beneficially Owned After this Offering
	Series B Preferred Stock	Common Stock (1)	Series B Preferred Stock	Common Stock (2) (3)	Series B Preferred Stock	Common Stock

Coastal Convertibles Ltd. c/o Harbor Capital 2777 Summer Street Stamford, CT 06905 Attn: Jay Lurie	1,000	85,106	1,000	85,106	0	0	0%
CooperNeff Convertible Strategies (Cayman) Master Fund, LP c/o CooperNeff Advisors, Inc. 555 Croton Road, Fourth Floor King of Prussia, PA 19406 Attn: Dawn K. Papciak	150	12,765	150	12,765	0	0	0%
Delaware PERS c/o Froley Revy Investment Co. Inc. 10900 Wilshire Blvd., Suite 900 Los Angeles, CA 90024 Attn: Lee Y. Garnet	500	42,553	500	42,553	0	0	0%
Froley, Revy Convertible Arbitrage Offshore c/o Froley Revy Investment Co. Inc. 10900 Wilshire Blvd., Suite 900 Los Angeles, CA 90024 Attn: Lee Y. Garnet	550	46,808	550	46,808	0	0	0%
FrontPoint Convertible Arbitrage Fund, L.P. 80 Field Point Road Greenwich, CT 06830 Attn: Larry Rosen	3,000	255,319	3,000	255,319	0	0	0%
HFR RVA Combined Master Trust 3033 Excelsior Blvd., Suite 300 Minneapolis, MN 55403 Attn: Rebecca Lesmeister	500	42,553	500	42,553	0	0	0%
Highbridge International LLC Jim Jordon-c/o HCM 9 West 57th Street New York, New York 10019	6,200	527,659	6,200	527,659	0	0	0%
ICI American Holdings Trust c/o Froley Revy Investment Co. Inc. 10900 Wilshire Blvd., Suite 900 Los Angeles, CA 90024 Attn: Lee Y. Garnet	190	16,170	190	16,170	0	0	0%
Kamunting Street Master Fund, Ltd. 140 East 45th Street, 15th Floor New York, NY 10017 Attn: Jason Abrams	18,375	1,563,829	15,250	1,297,872	3,125	265,957	*
Laurel Ridge Capital LP 685 Third Avenue, Suite 2802 New York, NY 10017 Attn: Kenneth Yip	1,500	127,659	1,500	127,659	0	0	0%
Lyxor/Convertible Arbitrage Fund Limited c/o CooperNeff Advisors, Inc. 555 Croton Road, Fourth Floor King of Prussia, PA 19406 Attn: Dawn K. Papciak	37	3,148	37	3,148	0	0	0%

Name and Address	Number of Shares Beneficially Owned Before this Offering		Number of Shares Being Offered For Sale in this Offering		Number of Shares Beneficially Owned After this Offering (4)		Percentage Beneficially Owned After this Offering
	Series B Preferred Stock	Common Stock (1)	Series B Preferred Stock	Common Stock (2) (3)	Series B Preferred Stock	Common Stock

Phaeton International (BUI) Limited 600 Fifth Avenue, 27th Floor New York, NY 10020 Attn: Joann McNiff	2,536	215,829	2,536	215,829	0	0	0%
Phoenix Partners L.P. 600 Fifth Avenue, 27th Floor New York, NY 10020 Attn: Joann McNiff	2,832	241,021	2,832	241,021	0	0	0%
Phoenix Partners II L.P. 600 Fifth Avenue, 27th Floor New York, NY 10020 Attn: Joann McNiff	932	79,319	932	79,319	0	0	0%
Privilege Portfolio Sicav c/o MFM International 31 Milk Street, Suit 1111 Boston, MA 02109 Attn: Chris Palmiter	2,000	170,212	2,000	170,212	0	0	0%
Provident Premier Master Fund Ltd. c/o RNK Capital LLC 527 Madison Avenue, 6th Floor New York, NY 10022 Attn: Zor Rothman	500	42,553	500	42,553	0	0	0%
Provident Premier Master Fund Ltd. c/o Pine River Capital Management L.P. 800 Nicollet Mall, Suite 2710 Minneapolis, MN 55402 Attn: Natalie Abbott	575	48,936	575	48,936	0	0	0%
Singlehedge U.S. Convertible Arbitrage Fund c/o CooperNeff Advisors, Inc. 555 Croton Road, Fourth Floor King of Prussia, PA 19406 Attn: Dawn K. Papciak	55	4,680	55	4,680	0	0	0%
Sturgeon Limited Washington Mall - Phase I Church Street, 3rd Floor Hamilton HM 11 Bermuda Attn: Chris Bond	48	4,085	48	4,085	0	0	0%

Name and Address	Number of Shares Beneficially Owned Before this Offering		Number of Shares Being Offered For Sale in this Offering		Number of Shares Beneficially Owned After this Offering (4)		Percentage Beneficially Owned After this Offering
	Series B Preferred Stock	Common Stock (1)	Series B Preferred Stock	Common Stock (2) (3)	Series B Preferred Stock	Common Stock

Syngenta AG c/o Froley Revy Investment Co. Inc. 10900 Wilshire Blvd., Suite 900 Los Angeles, CA 90024 Attn: Lee Y. Garnet	110	9,361	110	9,361	0	0	0%
Whitebox Convertible Arbitrage Partners, L.P. 3033 Excelsior Blvd., Suite 300 Minneapolis, MN 55403 Attn: Rebecca Lesmeister	14,000	1,191,489	14,000	1,191,489	0	0	0%
_______________
* Less than 1%

(1)  Includes shares of common stock issuable upon conversion of shares of Series B preferred stock held by such selling shareholder.

(2)  Shares of our Series B preferred stock are converted into common stock at a conversion rate of 85.1064 shares of our common stock for each share of Series B preferred stock.

(3)  Cash will be paid in lieu of fractional shares resulting from the conversion of the shares of our Series B preferred stock.

(4)  Assumes all shares of our Series B referred stock and the shares of our common stock issuable upon the conversion of our Series B preferred stock listed in the above table will be sold by the selling shareholders.

None of the selling shareholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

Only selling shareholders identified above who beneficially own the securities set forth opposite each such selling shareholder’s name in the foregoing table, on the effective date of the registration statement of which this prospectus forms a part, may sell such securities under this prospectus. Prior to any use of this prospectus in connection with an offering of the Series B preferred stock and/or the common stock by any holder not identified above, this prospectus will be supplemented or amended to set forth the name and other information about the selling shareholder intending to sell such Series B preferred stock and the common stock. The prospectus supplement or post-effective amendment will also disclose whether any selling shareholder selling in connection with such prospectus supplement or post-effective amendment has held any position or office with, been employed by or otherwise has had a material relationship with, us or any of our affiliates during the three years prior to the date of the prospectus supplement or post-effective amendment if such information has not been disclosed in this prospectus.

PLAN OF DISTRIBUTION

Background

On November 17, 2004, we sold to Citigroup Global Markets Inc., RBC Capital Markets Corporation, Adams Harkness, Inc., and Lazard Freres & Co., LLC (collectively referred to as the “Initial Purchasers”) in a private placement under Rule 144A, 100,000 shares of our 5% Series B Cumulative Convertible Perpetual Preferred Stock (Liquidation Preference $1,000) (“Series B preferred stock”) pursuant to a certain purchase agreement. Under the terms of the purchase agreement with the Initial Purchasers, the Initial Purchasers were granted an over-allotment option to purchase up to an additional 35,000 shares of Series B preferred stock through January 25, 2005. On January 14, 2005, we sold an additional 5,875 shares of our Series B preferred stock to the Initial Purchasers as part of the over-allotment option. Net proceeds to us was approximately $99 million.

Pursuant to the 144A private placement, we entered into a registration rights agreement with the initial purchasers for their benefit and the benefit of any holder of Series B preferred stock thereafter, whereby we agreed to register shares of our Series B preferred stock and shares of our common stock issuable upon conversion of the shares of our Series B preferred stock, provided we receive from the holder of Series B preferred stock a notice requesting registration of such shares under the Securities Act of 1933, as amended (the “Securities Act”). We filed a registration statement on Form S-1 (File No. 122241) with the Securities and Exchange Commission, that was declared effective on May 17, 2005, in connection the registration of the resale of 60,250 shares of our Series B preferred stock held of record by certain of our shareholders who requested registration of such shares and 5,127,648 shares of our common stock, subject to adjustment, issuable upon conversion of such shares of our Series B preferred stock. As of the date of this prospectus, we have received notices from additional selling shareholders named in this prospectus to have their respective shares registered as described in this prospectus. We will supplement or amend this prospectus in the event we are notified by other holders of our Series B preferred stock to have their respective shares registered but we are not required to do so more than once every sixty days.

General

The shares of our Series B preferred stock and the shares of our common stock being offered for sale pursuant to this prospectus may be sold by the selling shareholders or by pledgees, donees, transferees or other successors in interest of the selling shareholders for their respective own accounts.

We will receive none of the proceeds from the sale of the shares being offered by this prospectus. We have agreed to bear all of the expenses in connection with the registration and sale of the shares, except for brokerage commissions or other charges and expenses incurred in the sale of the shares, and we will reimburse the selling shareholders for reasonable disbursements of one firm or counsel which shall initially be Cleary, Gottlieb, Steen & Hamilton, but which may be another nationally recognized law firm experienced in securities matters designated to act as counsel in connection herewith by the selling shareholders holding a majority of the shares being offered for sale by this prospectus.

The distribution of the shares by the selling shareholders is not subject to any underwriting agreement. The shares offered by the selling shareholders may be sold from time to time at fixed prices, at market prices prevailing at the time of sale, at varying prices determined at the time of sale or at negotiated prices. In addition, the selling shareholders may sell their shares covered by this prospectus through customary brokerage channels, either through broker-dealers acting as agents or brokers, or through broker-dealers acting as principals, who may then resell the shares, or at private sale or otherwise, at fixed prices, at market prices prevailing at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Such sales may be effected in one or more transactions (which may involve block transactions):

•
on any national securities exchange or quotation service on which the shares of our Series B preferred stock or shares of our common stock, as the case maybe, may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on exchanges or services or in the over-the-counter market; or

•	through the writing of options.

The selling shareholders may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions, commissions, or fees from the selling shareholders and/or purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions).

The selling shareholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also sell shares short and redeliver the shares to close out such short positions. The selling shareholders may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling shareholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon default, the broker-dealer may sell the pledged shares pursuant to this prospectus.

Any broker-dealers that participate with the selling shareholders in the distribution of the shares being offered pursuant to this prospectus may be deemed to be underwriters and any commissions received by them and any profit on the resale of shares positioned by them might be deemed to be underwriting discounts and commissions within the meaning of the Securities Act, in connection with such sales.

Our common stock is quoted on the Nasdaq National Market under the symbol “FCEL”. No public market currently exists for shares of our Series B preferred stock. Although we intend shares of our Series B preferred stock will be eligible for trading in the Portal Market, the National Association of Securities Dealers’ screen-based automated market for trading of securities eligible for resale under Rule 144A, there can be no assurance.

Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

Under the registration rights agreement, we and the selling shareholders will be indemnified by the other against certain losses, claims, damages and liabilities, including liabilities under the Securities Act, or will be entitled to contributions in connection with these liabilities. To our knowledge, none of the selling shareholders has entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of our common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares by any of the selling shareholders. If we are notified by any selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares offered pursuant to this prospectus, we will, if required, file a supplement to this prospectus. If the selling shareholders use this prospectus for any sale of the shares, they will be subject to the prospectus delivery requirements of the Securities Act.

Each selling shareholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling shareholders.

The 5,842,117 shares of our common stock offered pursuant to this prospectus which are issuable upon the conversion of the Series B preferred stock will be issued in accordance with the terms of the Series B preferred stock. Cash will be paid in lieu of fractional shares resulting from the conversion of shares of our Series B preferred stock.

LEGAL MATTERS

The validity of the securities offered hereby has been passed upon for us by Robinson & Cole LLP, Stamford, Connecticut.

EXPERTS

Our consolidated financial statements as of October 31, 2004 and 2003, and for each of the three years in the period ended October 31, 2004, incorporated by reference in this prospectus and in the registration statement of which this prospectus is a part, from our Annual Report on Form 10-K for the year ended October 31, 2004, have been audited by KPMG LLP, independent registered public accounting firm, as stated in their report, and have been so incorporated in reliance upon the report given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission (SEC) a registration statement on Form S-3 under the Securities Act with respect to the shares of our Series B preferred stock and common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the Series B preferred stock and common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, therefore, we file annual, quarterly and current reports, proxy statements and other information with the SEC.  Such periodic reports, proxy statements and other information are available for inspection and copying at the public reference room and web site of the SEC referred to above. Our common stock is quoted on the Nasdaq National Market, and you may also inspect and copy our SEC filings at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20549.

You should rely only on the information provided in this prospectus and the registration statement. We have not authorized anyone else to provide you with different information.  These securities are not being offered in any state where the offer is not permitted.  You should assume that the information in this prospectus is accurate only as of the dates of those documents.  Our business, financial condition, results of operations and prospects may have changed since those dates.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission (SEC) allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this registration statement and prospectus the documents listed below, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

1.	Our Annual Report on Form 10-K for the fiscal year ended October 31, 2004;

2.	Our Proxy for our shareholders’ meeting on March 29, 2005, filed on February 25, 2005;

3.	Our Quarterly Reports on Form 10-Q for the quarters ended January 31, 2005 and April 30, 2005;

4.	Our Current Reports on Form 8-K filed January 20, 2005, February 18, 2005, March 11, 2005 and June 7, 2005; and

5.
The description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on June 6, 2000, including any amendments or reports filed for the purposes of updating this description.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to FuelCell Energy, Inc., Attention: Corporate Secretary, 3 Great Pasture Road, Danbury, Connecticut 06813, telephone: (203) 825-6000.

[LOGO]

68,645 Shares of 5% Series B Cumulative Convertible
Perpetual Preferred Stock

AND

5,842,117 Shares of Common Stock, Subject to Adjustment, Issuable Upon Conversion of 5% Series B Cumulative Convertible
Perpetual Preferred Stock

______________

PROSPECTUS

July [__], 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

The following table sets forth all expenses payable by us in connection with the offering of the securities being registered. All such expenses are being borne by us.

SEC Registration Fee	$8,079.52
Accounting Fees and Expenses*	$20,000.00
Legal Fees and Expenses*	$25,000.00
Miscellaneous Expenses*	$2,920.48

Total*	$56,000.00

* Estimated.

Item 15. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person, including an officer and director, who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.  The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal actions and proceedings, had no reasonable cause to believe that his conduct was unlawful.  A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation.  Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter herein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

Our certificate of incorporation provides that none of our directors will be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law.

Our by-laws provide for indemnification of our officers and directors to the fullest extent permitted by applicable law. We also maintain directors’ and officers’ liability insurance policies.

Item 16. Exhibits

The following exhibits are included or incorporated herein by reference:

Exhibit No.	Description

4.1	Specimen of Common Share Certificate (incorporated by reference to exhibit of the same number contained in the Company's Annual Report on Form 10K for its fiscal year ended October 31, 1999)

5.1	Opinion of Robinson & Cole LLP

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Robinson & Cole LLP (included in Exhibit 5.1)

24.1	Power of Attorney (incorporated by reference to exhibit of the same number contained in the Company's Registration Statement on Form S-3, filed with the SEC on June 17, 2005)

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs 1(i) and (1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

2.  That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.  Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to this registration statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Danbury, State of Connecticut, on June 30, 2005.

FUELCELL ENERGY, INC.

By:	/s/ Jerry D. Leitman
Jerry D. Leitman
Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Jerry D. Leitman	Chairman of the Board, President and	June 30, 2005
Jerry D. Leitman	Chief Executive Officer
(Principal Executive Officer)

*	Senior Vice President, Chief Financial	June 30, 2005
Joseph G. Mahler	Officer, Corporate Secretary and Treasurer
(Principal Accounting and Financial Officer)

*	Director	June 30, 2005
Warren D. Bagatelle

*	Director	June 30, 2005
Michael Bode

*	Director	June 30, 2005
James D. Gerson

*	Director	June 30, 2005
Thomas L. Kempner

*	Director	June 30, 2005
William A. Lawson

*	Director	June 30, 2005
Charles J. Murphy

	Director	------------
John A. Rolls

*	Director	June 30, 2005
Thomas R. Casten

	Director	------------
George K. Petty

*By: /s/ Jerry D. Leitman
Jerry D. Leitman
Attorney-in-Fact

INDEX OF EXHIBITS

Exhibit No.	Description

5.1	Opinion of Robinson & Cole LLP

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Robinson & Cole LLP (included in Exhibit 5.1)